Contact

www.linkedin.com/in/sjlatta
(LinkedIn)

Top Skills

Cross Functional Relationship
Building
Supply Chain Optimization
Strategic Financial Planning

Stuart Latta

Enjoying the benefits of plant forward healthy lifestyle
Queen Creek, Arizona, United States

Summary

Principle centered executive leader excelling at developing end-
to-end optimization strategies with a total enterprise economic
view. Highly regarded as a strategic thought leader on commercial,
functional, and executive leadership teams. Proven track record of
successfully implementing strategic improvements through inspiring
and empowering teams and individuals. Diverse background in
Finance and Supply Chain.

_____

Experience

F#TA
Chief Financial Officer
December 2021 - Present (1 year 9 months)
Laguna Niguel, California, United States

Launching Direct to Consumer high quality plant based products, then to
broader Wholesale/Retail stores.

Lattatude Investments Group LLC / Lattatude Holdings LLC
Business Owner
October 2020 - Present (2 years 11 months)
Phoenix, Arizona, United States

Manage diverse investment portfolio including Real Estate, Stocks, and
Cryptocurrency.

Quest Nutrition
Executive VP Supply Chain
2018 - 2020 (2 years)
El Segundo, California, United States

Led fantastic team of Supply Chain professionals consistently delivering
98% customer fill rates and on-time deliveries to multiple routes-to-market.
Developed strategic supplier base to achieve high growth strategy, improved
flexibility & agility and delivered more than $25 million savings to the bottom
line. Leveraged outsourced Co-manufacturing "asset light" approach driving
top line sales across diverse product lines including Bars, Chips, Shakes

& Confections. Retired after unicorn acquisition and completing business integration with Simply Good Foods.

Nestlé
13 years

Vice President Supply Chain, Physical Logistics & Customer Delivery Systems
2015 - 2018 (3 years)
Oakland, California

Head of Supply Chain for Physical Logistics & Customer Delivery Systems for Nestlé in the U.S. with over $16 billion in Revenue across 9 Divisions. Accountable for Product Supply, Warehouse Operations, Transportation and Fleet Management. Responsible for Direct Store Delivery Route-to-Market Strategy development & implementation including End-to-End Value Chain Optimization. Lead a team of 2,300 employees including 350 professionals and 11 direct reports responsible for 40 Distribution Centers, 2,500 routes and 4 million deliveries annually. Mentored 10+ mid-level managers. Retired with move to Phoenix Arizona.

Vice President, Supply Chain & Customer Delivery Systems
2013 - 2015 (2 years)
Oakland, California

Head of Supply Chain & Customer Delivery Systems for Nestlé's Pizza, Snacks and Ice Cream Divisions in the U.S. with over $4.5 billion in Revenue. Accountable for Warehouse Operations, Transportation & Fleet, Advanced Analytics, Demand, & Supply Planning, Inventory Deployment and Product Supply. Responsible for Direct Store Delivery Route-to-Market Strategy & implementation including Value Chain Optimization, Route & Shuttle Engineering, Dynamic Routing, Change Leadership, Project Management and Continuous Improvement activities. Lead a team of 1,100 employees including 230 professionals and 13 direct reports responsible for delighting our customers in the most efficient and effective way possible.

Vice President, DSD Customer Delivery Systems
2011 - 2013 (2 years)
Oakland, California

Head of Customer Go-to-Market Strategies for Nestle's Direct Store Delivery Division in the U.S. Accountable for the end to end DSD System architecture and design from the factory to the customer's shelf. Responsible for optimizing best in class customer shelf in-stock performance at the lowest total delivered cost. Led team of 75 responsible for Value Chain Optimization, Customer

Strategies, Route Engineering, Warehouse and Shuttle Strategies, Program Development, Project Implementation, Stakeholder Management and Change Leadership.

Director, Go-to-Market Strategy
2008 - 2011 (3 years)
Oakland, California

Head of Go-to-Market Strategy for Nestle Direct Store Delivery Division responsible for optimizing the DSD Route structure to deliver unparalleled service at the lowest cost. Led team of 55 responsible for Route Engineering, Daily Dynamic Driver Dispatch, Project Management, Change Management, Scan Based Trading Strategy, Cost Saving Program Development. Led pre-acquisition due diligence for the Kraft Pizza business acquisition and subsequently, the Route-to-Market Optimization and Integration of the Dreyer's and Kraft frozen DSD systems creating the largest frozen Direct Store Delivery company in the U.S.

Business Excellence Director - Finance & Supply Chain
2005 - 2008 (3 years)
Oakland, California

Nestle / GLOBE leader for Finance and Control & Supply Chain IS / IT functions to streamline the integrated business processes and reporting. Implemented Activity Based Costing / Cost to Serve information system for Dreyer's Direct Store Delivery and Supply Chain functions providing operational insights to Channel, Route and Customer profitability.

Dreyer's Grand Ice Cream
14 years

General Manager Logistics & Product Supply
2000 - 2004 (4 years)

Member of Executive Staff leadership team and Operations Committee. Head of Supply Chain including Regional Distribution Centers, Warehouses, Transportation, Demand and Supply Planning and Product Supply functions. Led the merger integration of the Dreyer's Grand Ice Cream, Inc. and Nestle Ice Cream Company Supply Chain functions. Also led the Supply Chain Strategic Re-engineering project both rationalizing and expanding a network of 9 factories & 20 warehouse locations across the U.S. following the Nestle S.A. acquisition of Dreyer's Grand Ice Cream.

Director of Finance
1990 - 2000 (10 years)

Division CFO for multiple locations and functions including National Operations Accounting & Finance and DSD Sales & Distribution Accounting & Finance for three Divisions in the North West, South West and Midwestern US. Accomplishments included Factory re-start/turn around, Development of Factory Standard Costs, Co-manufacturing Contracts, Distributor Contracts and Acquisitions, Operating Plan development, Quarterly Financial Forecasting, Month End Close, A/R, A/P, Payroll, Administration and Union contract negotiations.

Lithonia Lighting
Factory Controller
1985 - 1990 (5 years)
Crawfordsville, Indiana & Rancho Cucamonga, California

Key leader for two greenfield factory start-ups in Southern California. Implemented Lithonia's first team based high performance work system and led the startup of the factory information and cost accounting systems to track all aspects of the two factories manufacturing performance. As a key member of the empowered workforce design team, learned world class manufacturing techniques specializing in Deming's 14 Points on Total Quality Management principles. Gained experience in starting up new manufacturing facilities as well as participating in the development and implementation of the company's first skill based pay system.

Education

Indiana University - Kelley School of Business
B.S., Accounting and Business/Management

University of California, Berkeley - Walter A. Haas School of Business
Executive Education, Advanced Management Program